Exhibit 99.1

LexinFintech Holdings Ltd. Appoints Chief Risk Officer

SHENZHEN, China, December 4, 2023 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced that its board of directors has appointed Mr. Zhanwen Qiao as the Company’s Chief Risk Officer, effective on 4th December, 2023.

Mr. Zhanwen Qiao has over a decade of experience as a senior leader in risk management space at a top-tier consumer finance company in China. Prior to joining Lexin, Mr. Qiao served as a senior director at Ant Group and deputy general manager of Chongqing Ant Consumer Finance, where he joined in April 2012, responsible for risk management for Chongqing Ant Consumer Finance. Mr. Qiao has deeply involved in the entire process of building and iterating Ant Group's consumer credit risk management system, with his extensive experience in building risk management teams, innovating risk management technologies, and managing consumer credit risks. In 2012, Mr. Qiao started to be responsible for quantitative risk management of Taobao credit loans. Since 2015, he had assumed the responsibilities of risk management of consumer credit businesses such as Huabei and Jiebei products. He was appointed as Deputy General Manager of Chongqing Ant Consumer Finance Co., Ltd. in 2022, supervising the overall risk management for Ant Consumer Finance in Chongqing. Mr. Qiao received his bachelor's degree in computer science and technology from Zhengzhou University of Light Industry in 2008 and his master’s degree in statistics from Zhejiang Gongshang University in 2011.

“We are delighted to welcome Zhanwen as our new Chief Risk Officer,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and Chief Executive Officer. “We look forward to Zhanwen’s professional skills and extensive experience in risk management space to assist us in achieving more breakthroughs in risk management capabilities and unfolding a new chapter for Lexin’s risk management.”

“I am thrilled to take on the role of the Chief Risk Officer of Lexin,” Mr. Qiao stated. “I am eager to leverage my accumulated experience and technical skills over the past decade and contribute to further improving Lexin’s overall risk management capabilities and creating sustainable value for our shareholders.”

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.